Exhibit 99.1

HAFNIA LIMITED: Award of share options to primary insiders

Singapore, 17 April 2024

Yesterday, on 16 April 2024, the Board of Directors of Hafnia Limited (the "Company") approved the award of 752,060 share options to the Company's senior management under the Company's bonus and long-term incentive plan. The grant date of the share options is set to 5 March 2024.

For more information see the attached mandatory notification of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Mikael Skov
2	Reason for the notification
a)	Position/status		Chief Executive Officer
b)	Initial notification/Amendment		Initial Notification
3	Details of issuer
a)	Name		Hafnia Limited
b)	LEI		5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Share options related to shares in Hafnia Limited with ISIN NO BMG4233B1090.
b)	Nature of the transaction		Receipt of share options as part of remuneration package.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
			NOK 0	617,581
d)	Aggregated information		Receipt of 617,581 options for a total consideration of NOK 0. A strike price must be paid upon exercise of the options.
	—	Aggregated volume
	—	Price
e)	Date of the transaction		2024-04-16
f)	Place of the transaction		Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Perry Van Echtelt
2	Reason for the notification
a)	Position/status		Chief Financial Officer
b)	Initial notification/Amendment		Initial Notification
3	Details of issuer
a)	Name		Hafnia Limited
b)	LEI		5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Share options related to shares in Hafnia Limited with ISIN NO BMG4233B1090.
b)	Nature of the transaction		Receipt of share options as part of remuneration package.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
			NOK 0	134,479
d)	Aggregated information		Receipt of 134,479 options for a total consideration of NOK 0. A strike price must be paid upon exercise of the options.
	—	Aggregated volume
	—	Price
e)	Date of the transaction		2024-04-16
f)	Place of the transaction		Outside a trading venue